Bond Number: ELU147545-16F	Indian Harbor Insurance Company
Renewal of Number: ELU141979-15F	A Member of the XL America Companies

INVESTMENT MANAGER BOND	Executive Offices
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

Item 1.                          Name of Insured (herein called Insured):

PNC Funds & PNC Advantage Funds

1900 East Ninth Street

Cleveland, OH 44114

Item 2.                          Bond Period: from 12:01 a.m. Standard Time on December 01, 2016 to December 01, 2017

Item 3.                          Aggregate Limit of Liability: $5,000,000

Item 4.                          Subject to Sections 4 and 12 of the Conditions and Limitations of this bond,

the Single Loss Limit of Liability is $5,000,000

and the Single Loss Deductible is $0

provided, that if any amount is inserted below opposite a specified Insuring Agreement, that amount will be controlling. Any amount set forth below will be part of and not in addition to the amounts set forth above. If “Not Covered” is inserted below opposite any specified Insuring Agreement, such Insuring Agreement and all references thereto in this bond will be deemed to have been deleted.

Amount applicable to:

INSURING AGREEMENT		SINGLE LOSS LIMIT	SINGLE LOSS DEDUCTIBLE
(A)	FIDELITY	$5,000,000	$0
(B)	ON PREMISES	$5,000,000	$25,000
(C)	IN TRANSIT	$5,000,000	$25,000
(D)	FORGERY OR ALTERATION	$5,000,000	$25,000
(E)	SECURITIES	$5,000,000	$25,000
(F)	EXTORTION	$5,000,000	$25,000
(G)	COUNTERFEIT CURRENCY	$5,000,000	$25,000
(H)	AUDIT EXPENSE	$10,000	$25,000
(I)	CLAIMS EXPENSE	$10,000	$25,000
(J)	COMPUTER SYSTEMS FRAUD	$5,000,000	$25,000
(K)	VOICE-INITIATED FUNDS TRANSFER	$5,000,000	$25,000
(L)	TELEFACSIMILE TRANSFER FRAUD	$5,000,000	$25,000
(M)	UNCOLLECTIBLE ITEMS OF DEPOSIT	$5,000,000	$25,000
(N)	UNAUTHORIZED SIGNATURES	$5,000,000	$25,000
(O)	STOP PAYMENT/WRONGFUL DISHONOR	$10,000	$25,000

Item 5.                   The Insured, by the acceptance of this bond, gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) ELU141979-15F such termination or cancellation to be effective as of the time this bond becomes effective.

Item 6.                   Premium:

Premium                                                                                                                              See Policy No. ELU147545-16A

Taxes, Surcharges or Fees                                    $0.00

Total Policy Premium                                                          See Policy No. ELU147545-16A

Item 7.        The liability of the Underwriter is subject to the terms of the following riders attached hereto: 1-4

THESE DECLARATIONS AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE APPLICATION SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE INSURED RELATING TO THIS INSURANCE.

FB 70 07 06 10

1

IN WITNESS

INDIAN HARBOR INSURANCE COMPANY

REGULATORY OFFICE

505 EAGLEVIEW BOULEVARD, SUITE 100

DEPARTMENT: REGULATORY

EXTON, PA 19341-1120

PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Insurer has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

/s/ Joseph Tocco	/s/ Toni Ann Perkins
Joseph Tocco	Toni Ann Perkins
President	Secretary

LAD 400 0314 IHIC

©2014 X.L. America, Inc. All rights reserved. May not be copied without permission.

NOTICE TO POLICYHOLDERS

U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN ASSETS

CONTROL (“OFAC”)

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC and possibly the U.S. Department of State. Please read this Policyholder Notice carefully.

OFAC administers and enforces sanctions policy based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous

•                  Foreign agents

•                  Front organizations

•                  Terrorists

•                  Terrorist organizations

•                  Narcotics traffickers

as Specially Designated Nationals and Blocked Persons. This list can be found on the U.S. Department of the Treasury’s web site - http//www.treas.gov/ofac.

The Secretary of the Treasury also has identified a number of entities in the insurance, petroleum, and petrochemicals industries determined to be owned or controlled by the Iranian government. Business transactions with any of these entities are expressly prohibited. These entities have been added to OFAC’s list of Financial Institutions Determined To Be Owned or Controlled by the Government of Iran. This list can be found on the U.S. Department of the Treasury’s web site -
http://www.treasury.gov/resource-center/sanctions/Programs/Pages/iran.aspx, see List of CISADA and NDAA Prohibitions or Conditions

In accordance with OFAC regulations, or any applicable regulation promulgated by the U.S. Department of State, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance will be immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PN CW 05 0914

©2014 X.L. America, Inc. All rights reserved. May not be copied without permission.

Includes copyrighted material of Insurance Services Office, Inc., with its permission.

NOTICE TO POLICYHOLDERS

PRIVACY POLICY

The XL Catlin insurance group (the “Companies”), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as “customers”) must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act (“GLBA”), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term “personal information” includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1.              We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;

2.              We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;

3.              We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;

4.              We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;

5.              We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;

6.              We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;

7.              We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and

8.              We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

•                  Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;

•                  Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

PN CW 02 1015

© 2015 X.L. America, Inc. All Rights Reserved.

May not be copied without permission.

1

NOTICE TO POLICYHOLDERS

•                  Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;

•                  Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and

•                  Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose “consumer credit report” type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer’s eligibility for credit, insurance or employment. “Consumer credit report type information” means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

PN CW 02 1015

© 2015 X.L. America, Inc. All Rights Reserved.

May not be copied without permission.

2

NOTICE TO POLICYHOLDERS

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

•                   Your independent insurance agent or broker;

•                   An independent claim adjuster or investigator, or an attorney or expert involved in the claim;

•                   Persons or organizations that conduct scientific studies, including actuaries and accountants;

•                   An insurance support organization;

•                   Another insurer if to prevent fraud or to properly underwrite a risk;

•                   A state insurance department or other governmental agency, if required by federal, state or local laws; or

•                  Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

PN CW 02 1015

© 2015 X.L. America, Inc. All Rights Reserved.

May not be copied without permission.

3

NOTICE TO POLICYHOLDERS

FRAUD NOTICE

Arkansas

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

Colorado

It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable for insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.

District of Columbia

WARNING: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.

Florida

Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.

Kansas

A “fraudulent insurance act” means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance which such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.

Kentucky

Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.

Louisiana

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

Maine

It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.

Maryland

Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

New Mexico

ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.

PN CW 01 0915

© 2015 X.L. America, Inc. All Rights Reserved.

May not be copied without permission.

1

NOTICE TO POLICYHOLDERS

New York

General: All applications for commercial insurance, other than automobile insurance: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation.

All applications for automobile insurance and all claim forms: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation.

Fire: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.

Ohio

Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.

Oklahoma

WARNING: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.

Pennsylvania

All Commercial Insurance, Except As Provided for Automobile Insurance: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.

Automobile Insurance: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.

Puerto Rico

Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.

PN CW 01 0915

© 2015 X.L. America, Inc. All Rights Reserved.

May not be copied without permission.

2

NOTICE TO POLICYHOLDERS

Rhode Island

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

Tennessee

All Commercial Insurance, Except As Provided for Workers’ Compensation It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.

Workers’ Compensation: It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers’ compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.

Utah

Workers’ Compensation: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.

Virginia

It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.

Washington

It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.

West Virginia

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

All Other States

Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

PN CW 01 0915

© 2015 X.L. America, Inc. All Rights Reserved.

May not be copied without permission.

3

Endorsement No.: 1	Effective: December 01, 2016
Named Insured: PNC Funds & PNC Advantage Funds	12:01 A.M. Standard Time
Policy No.: ELU147545-16F	Insurer: Indian Harbor Insurance Company

SERVICE OF PROCESS ENDORSEMENT

The Commissioner of Insurance of the State of Ohio is hereby designated the true and lawful attorney of the Company upon whom may be served all lawful process in any action, suit or proceeding arising out of this policy. The Company further designates:

Toni Ann Perkins

Secretary

Seaview House

70 Seaview Avenue

Stamford, CT 06902-6040

as its agent in Ohio to whom such process shall be forwarded by the Commissioner of Insurance.

For Illinois exposures, the Insurer further designates the Director of the Illinois Division of Insurance and his successors in office, as its true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the insured or any beneficiary hereunder arising out of an Illinois exposure and this contract of insurance.

All other terms and conditions of this policy remain unchanged.

XL-OHSOP (12/08)

Endorsement No.: 2	Effective: December 01, 2016
Named Insured: PNC Funds & PNC Advantage Funds	12:01 A.M. Standard Time
Policy No.: ELU147545-16F	Insurer: Indian Harbor Insurance Company

RIDER

It is agreed that:

1.     The attached bond is amended by inserting as an additional part in Section 1(J), definition of Employee, the following:

A person who is a registered representative or a registered principal associated with an Insured except a:

(i)    sole proprietor

(ii)   sole stockholder

(iii)  director or a trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or

(iv)  partner.

2.     The Underwriter will mark its records to indicate that the Financial Industry Regulatory Authority (“FINRA”) is to be notified promptly concerning the cancelation or substantial modification of the attached bond, including termination of the bond upon exhaustion of the Aggregate Limit of Liability, whether at the request of the Insured or the Underwriter. The Underwriter will use its best efforts to so notify FINRA but failure to so notify FINRA shall not impair or delay the effectiveness of any such cancelation or modification.

3.     The attached bond is amended by deleting the third paragraph of General Agreement (E) in its entirety and replacing it with the following:

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured and any settlement in which the Underwriter participates shall be a loss covered by this bond. Attorneys’ fees, costs and expenses incurred and paid by the Underwriter in the defense of the litigation shall reduce, and shall be a part of, only any portion of the Single Loss Limit of Liability that exceeds the minimum coverage required by Rule 4360 of the Financial Industry Regulatory Authority as applied to the Insured.

4.     This rider shall become effective as of 12:01 a.m. on December 01, 2016 standard time.

Endorsement No.: 3	Effective: December 01, 2016
Named Insured: PNC Funds & PNC Advantage Funds	12:01 A.M. Standard Time
Policy No.: ELU147545-16F	Insurer: Indian Harbor Insurance Company

RIDER

It is agreed that:

1.     Item 3 of the Declarations and all references in this bond to an Aggregate Limit of Liability are deleted.

2.     The attached bond is amended by deleting the third paragraph of General Agreement (E) in its entirety and replacing it with the following:

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured and any settlement in which the Underwriter participates shall be a loss covered by this bond. Attorneys’ fees, costs and expenses incurred and paid by the Underwriter in the defense of the litigation shall reduce, and shall be a part of, only any portion of the Single Loss Limit of Liability that exceeds the minimum coverage required by Rule 4360 of the Financial Industry Regulatory Authority as applied to the Insured.

3.     This rider shall become effective as of 12:01 a.m. on December 01, 2016 standard time.

Endorsement No.: 4	Effective: December 01, 2016
Named Insured: PNC Funds & PNC Advantage Funds	12:01 A.M. Standard Time
Policy No.: ELU147545-16F	Insurer: Indian Harbor Insurance Company

RIDER

It is agreed that:

1.     Any reference to arbitration in the bond/policy is removed.

2.     The General Agreement entitled “Representation of Insured” and the “Representation” paragraph found in the application are deleted and replaced by the following:

REPRESENTATION OF INSURED

The Insured represents that the information furnished in the application for this bond/policy is complete, true and correct. Such application constitutes part of this bond/policy.

Any misrepresentation, omission, concealment or any incorrect statement of a material fact, in the application or otherwise, may be grounds for the rescission of this bond/policy.

3.     The following is inserted as the final paragraphs of the Section entitled “Termination or Cancelation”.

Premium to be returned in the event of termination of this bond/policy shall be determined as follows:

First, any unearned premium for the unexpired term of the bond/policy period shall be the original premium minus the greater of the earned premium computed on the basis of either:

(i)            the percentage developed by dividing paid losses during the bond/policy period by the annual aggregate limit of liability, or

(ii)           the percentage developed by dividing the elapsed time of the bond/policy period by the bond/policy period.

Second, the dollar amount of the unearned premium so determined shall be returned accordingly:

(i)            if the bond/policy is canceled at the Underwriter’s/Company’s request, or if coverage is being canceled and rewritten, the entire amount shall be returned, or

(ii)           if the bond is canceled at the Insured’s request 90% of the amount shall be returned.

4.     An additional Section entitled “Rights After Termination or Cancelation” is added as follows:

RIGHTS AFTER TERMINATION OR CANCELATION

If this bond/policy terminates as provided in part (a) of the first paragraph of the Section entitled “Termination or Cancelation”, the Insured may give to the Underwriter/Company notice that it desires under this bond/policy an additional period of 60 days within which to discover loss sustained by the Insured prior to the effective date of such cancelation and shall pay an additional premium therefor.

Endorsement No.: 4	Effective: December 01, 2016
Named Insured: PNC Funds & PNC Advantage Funds	12:01 A.M. Standard Time
Policy No.: ELU147545-16F	Insurer: Indian Harbor Insurance Company

Upon receipt of such notice from the Insured, the Underwriter/Company shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:

(a)           on the effective date of any other Insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond/policy, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)           upon any takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without necessity of the Underwriter/Company giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter/Company shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to takeover the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

5.     This rider/endorsement is effective as of the time the attached bond/policy is effective.

Investment Manager Bond

The insurer identified on the Declarations Page (hereinafter the “Underwriter”), in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms, conditions and limitations hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)          Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1)           to cause the Insured to sustain such loss, and

(2)           to obtain financial benefit for the Employee or another person or entity.

As used in this Insuring Agreement, “financial benefit” does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B)          (1)           Loss of Property resulting directly from

(a)           robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)           theft, false pretenses or common-law or statutory larceny, committed by a person present in an office or on the premises of an Insured covered under this bond while the Property is lodged or deposited within offices or premises located anywhere.

(2)           Loss of or damage to

(a)           furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from Larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)           such office resulting from Larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief;

provided, that the Insured is the owner of such furnishings, fixtures, supplies, equipment or office or is liable for such loss or damage, and the loss is not caused by fire.

IN TRANSIT

(C)          Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(1)           a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(2)           a Transportation Company and being transported in an armored motor vehicle, or

(3)           a Transportation Company and being transported in a conveyance other than an armored motor vehicle; provided, that covered Property transported in such manner is limited to the following:

(a)           records, whether recorded in writing or electronically, and

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(b)           Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(c)           Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D)          Loss resulting directly from:

(1)           Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit, or

(2)           transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing and acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution or Employee but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer, financial institution or Employee.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E)           Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

(1)           acquired, sold or delivered, or given value, extended credit or assumed liability on the faith of any original

(a)           Certificated Security,

(b)           deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)           Evidence of Debt,

(d)           Instruction to a Federal Reserve Bank of the United States or

(e)           Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i)            bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor or any person signing in any other capacity which is a Forgery, or

(ii)           is altered, or

(iii)          is lost or stolen;

(2)           guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee or endorsement of any item listed in (a) through (c) above; or

(3)           acquired, sold or delivered, or given value, extended credit or assumed liability on the faith of any item listed in (a) or (b) above which is a Counterfeit.

Actual physical possession by the Insured of the items listed in (a) through (e) above is a condition precedent to the Insured’s having relied on the faith of such items.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

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EXTORTION

(F)           Loss of Property surrendered away from an office of the Insured as a result of a threat communicated to the Insured

(1)           to do bodily harm to any director, trustee, officer, Employee, partner or proprietor (if the Insured is a sole proprietorship), or relative or invitee or any member of the household of such director, trustee, officer, Employee, partner or proprietor who is, or allegedly is, being held captive, or

(2)           to do damage to the premises or Property of the Insured;

provided, however, that prior to the surrender of such Property, the person receiving the threat has made a reasonable effort to notify an associate or director or officer of the Insured and a reasonable effort has been made to notify the Federal Bureau of Investigation and law enforcement authorities concerning such threat; and provided, further, that the acts referred to in (1) and/or (2) above must take place within, and will apply only to premises and Property of the Insured located within, the United States of America, District of Columbia, Virgin Islands, Puerto Rico, Canal Zone or Canada.

COUNTERFEIT CURRENCY

(G)          Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of any national origin.

AUDIT EXPENSE

(H)          Reasonable costs and expenses (including necessary wages of Employees) necessarily incurred and paid by the Insured for that part of any audit or examination performed by reason of the discovery of loss under Insuring Agreement (A), which loss exceeds the Single Loss Deductible Amount applicable to Insuring Agreement (A), whether or not such audit or examination is required by any state or federal authority or authorities or is conducted either by such authority or authorities or by independent accountants.

CLAIMS EXPENSE

(I)            Reasonable expenses necessarily incurred and paid by the Insured in preparing any covered claim for loss under Insuring Agreement (A), which loss exceeds the Single Loss Deductible Amount applicable to Insuring Agreement (A).

COMPUTER SYSTEM FRAUD

(J)            Loss resulting directly from a fraudulent entry of any Electronic Data or Computer Program into, or change of Electronic Data or Computer Program within, any Computer System operated by the Insured, whether owned or leased, or any Computer System identified in the application for this bond, or any Computer System first used by the Insured during the Bond Period; provided, that such entry or change causes property to be paid, transferred or delivered, an account of the Insured or one or more of its customers to be added, deleted, debited or credited, or an unauthorized or fictitious account to be debited or credited.

For purposes of this Insuring Agreement, a “fraudulent entry or change” will include any such entry or change made by an Employee or by the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service Computer Programs for a Computer System covered by this Insuring Agreement.

VOICE-INITIATED FUNDS TRANSFER

(K)          Loss resulting directly from the Insured having, in good faith, transferred any funds from a Customer’s account on the faith of any fraudulent voice instruction transmitted by telephone made by a person purporting to be:

(1)           a Customer,

(2)           an authorized representative of a Customer, or

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(3)           an Employee authorized by the Insured to instruct other Employees of the Insured to transfer funds:

provided, that such instruction must have been received by an Employee of the Insured specifically designated to receive and act upon such instructions and such acts must have been committed by such person for the purpose of making an improper personal financial gain for any such person or any other person; and, further, provided that such voice instruction was not from a person described in (1), (2) or (3) above, such voice instruction must have been electronically recorded by the Insured and required password(s) or code word(s) given and, if the transfer was in excess of the Single Loss Deductible applicable to this Insuring Agreement (K), such instruction involved a request to transfer funds to an account other than the Customer’s account, was non-repetitive or was not in accordance with the parameters contained in the written agreement between the Customer and the Insured authorizing voice-initiated transfers of funds, the voice instruction was verified by a direct electronically recorded call-back according to a prearranged procedure.

TELEFACSIMILE TRANSFER FRAUD

(L)           Loss resulting directly from the Insured having, in good faith, transferred or delivered funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of Insuring Agreement (J) on the faith of a fraudulent instruction received through a Telefacsimile Device, which instruction:

(1)           purports and reasonably appears to have originated from a Customer of the Insured, another financial institution or another office of the Insured but, in fact, was not originated by the Customer or entity whose identification it bears,

(2)           contains a valid test code which proves to have been used by a person not authorized to make use of it, and

(3)           contains the name of a person authorized to initiate such transfer;

provided that if the transfer was in excess of the Single Loss Deductible applicable to this Insuring Agreement, such instruction was verified by a call-back according to a prearranged procedure.

UNCOLLECTIBLE ITEMS OF DEPOSIT

(M)         Loss resulting from payments of dividends on fund shares, or withdrawals from a customer’s account, as a direct result of Items of Deposit which are not paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A).

UNAUTHORIZED SIGNATURES

(N)          Loss resulting directly from the Insured having accepted, paid or cashed any check or Withdrawal Order made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account; provided, that it is a condition precedent to the Insured’s right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are signatories on the account in question.

INSURED’S LIABILITY TO CUSTOMER ON STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS

(O)          Any and all sums which the Insured becomes legally obligated to pay its customers for damages caused by reason that the Insured

(1)           failed to comply with any notice of any customer of the Insured or any authorized representative of such customer to stop payment on any check(s) or draft(s) made or drawn by such customer, or

(2)           wrongfully dishonored any check(s) or draft(s) made or drawn by the customer of the Insured or any authorized representative of such customer.

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Notwithstanding any other provision of this bond, damages under paragraph (2) above will not include the amount of any check(s) or draft(s) in question, nor any amounts paid to the payee, endorser or accommodation party of such check(s) or draft(s).

GENERAL AGREEMENTS

ADDITIONAL OFFICES OR EMPLOYEES — CONSOLIDATION, MERGER OR PURCHASE OF ASSETS — NOTICE

(A)          If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices will be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which has been caused or will be caused by an employee or employees of such institution or which has occurred or will occur in offices or premises or has arisen or will arise out of assets or liabilities acquired by the Insured as a result of such consolidation, merger of purchase or acquisition of assets of liabilities, unless the Insured:

(1)           gives the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action,

(2)           obtains the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(3)           upon obtaining such consent, pays the Underwriter an agreed additional premium.

CHANGE OF CONTROL — NOTICE

(B)          When the Insured learns of a change in control, it must give the Underwriter written notice thereof.

As used in this General Agreement, “control” means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting-stock ownership. A change in ownership of voting-stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock will be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice will result in termination of coverage for any loss involving a transferee, to be effective upon the date of stock transfer.

REPRESENTATION OF INSURED

(C)          The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, will be grounds for the rescission of this bond.

JOINT INSURED

(D)          If two or more Insureds are covered under this bond, the first named Insured will act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured will fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named will thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured will constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds will not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

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COURT COSTS AND ATTORNEY’S FEES — NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED — ELECTION TO DEFEND

(E)           The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defending any suit or legal proceeding brought against the Insured to enforce the Insured’s liability, or alleged liability, on account of any loss, claim or damage which, if established against the Insured, would constitute collectible loss under this bond in excess of any Single Loss Deductible Amount. Such indemnity will be a part of the Single Loss Limit of Liability for the applicable Insuring Agreement or Coverage.

The Insured must notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any such suit or legal proceeding and, at the request of the Underwriter, must furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured will permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured must give all reasonable information and assistance, other than pecuniary, which the Underwriter deems necessary to the defense of such suit or legal proceeding.

If the Underwriter elects not to defend any cause of action, neither a judgment against the Insured nor a settlement of any suit or legal proceeding by the Insured will determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured.

If the amount demanded in any such suit or legal proceeding is within any applicable Deductible Amount, the Underwriter will have no liability for costs or attorneys’ fees incurred in defending all or any part of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Single Loss Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable.

If the Underwriter pays court costs and attorneys’ fees in excess of its proportional share of such costs and fees, the Insured must promptly reimburse the Underwriter for such excess.

NOMINEES

(F)           Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees will, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1.

As used in this bond:

(A)          Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(B)          Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(C)          Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)           represented by an instrument issued in bearer or registered form,

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(2)                                 of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

(3)                                 either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(D)                               Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer to receive, process, store or send Electronic Data.

(E)                                Computer System means computers with related peripheral components, including storage components wherever located, systems and applications software, terminal devices and related communication networks by which Electronic Data are electronically collected, transmitted, processed, stored and received.

(F)                                 Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(G)                               Customer means:

(1)                                 for purposes of Insuring Agreement (K), any corporation, partnership, proprietor, trust or individual having an account with the Insured and a written agreement with the Insured authorizing the Insured to rely on voice instructions over the telephone to Employees specifically authorized by the Insured to receive such instructions to make transfers of funds in the Customer’s account to a financial institution for credit to accounts designated by the Customer; and

(2)                                 for purposes of Insuring Agreement (L), an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers of funds, Certificated Securities or Uncertificated Securities and which has provided the Insured with the names of persons authorized to initiate such transfers and with which the Insured has established an instruction verification mechanism.

(H)                              Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which are stored on magnetic tapes or disks, optical storage disks or other bulk media.

(I)                                   Embezzlement means embezzlement as defined in Section 37 of the Investment Company Act of 1940.

(J)                                   Employee means

(1)                                 any officer of the Insured,

(2)                                 any natural person in the service of the Insured, at any of the Insured’s offices or premises covered hereunder, whom the Insured compensates directly by salary or commission and whom the Insured has the right to direct or control while such person is performing services for the Insured,

(3)                                 any guest student pursuing studies or duties in any of said offices or premises,

(4)                                 a natural person assigned to perform the usual duties of an employee by contract or provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder,

(5)                                 any attorney retained by the Insured and any employee of such attorney while either is performing legal services for the Insured,

(6)                                 any employee of an institution merged into or consolidated with the Insured prior to the effective date of this bond, but only as to acts by such employee while an employee of such institution which caused such institution to sustain a loss and which loss was not known to the Insured or to such institution at the time of such merger or consolidation,

(7)                                 each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called a Processor; provided, that each such Processor and the partners, officers and employees of such Processor will, collectively, be deemed to be one Employee for all purposes under this bond, excepting, however, the second

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paragraph of Section 13 of the Conditions and Limitations of this bond; and further, provided, that a Federal Reserve Bank or clearing house will not be construed to be a Processor,

(8)                                 any director or trustee of the Insured, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the Insured or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to any Property of the Insured,

(9)                                 any former employee for up to sixty (60) days after termination of employment, provided that such termination is not due to one or more of the conditions set forth in the second paragraph of Section 13 of the Conditions and Limitations of this bond,

(10)                          any consultant while acting in his or her capacity as such under the direct supervision of the Insured on the premises of the Insured, and

(11)                          any person described elsewhere in this definition while on military leave or other leave of absence.

Each employer of any person as set forth in Definitions (J)(3), (4) and (8) above and all partners, officers and other employees of such employers will collectively be deemed to be a single person for all purposes under this bond excepting, however, the second paragraph of Section 13 of the Conditions and Limitations of this bond.

Unless specifically included above, no independent contractors, intermediaries, agents, brokers or other representatives of the same general character will be considered Employees.

(K)                               Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(L)                                Forgery means the signing of the name of another person or organization with intent to deceive or the use of a copy of an authorized person’s signature within a telefacsimile transmission directed to the Insured without authority; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(M)                            Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(N)                               Instruction means a written order to an issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the Uncertificated Security specified be registered.

(O)                               Items of Deposit means checks and drafts. Items of Deposit will not be deemed uncollectible until the Insured’s collection procedures shall have failed.

(P)                                 Larceny means larceny as defined in Section 37 of the Investment Company Act of 1940.

(Q)                               Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(R)                               Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(S)                                 Negotiable Instrument means any writing

(1)                                 signed by the maker or drawer, and

(2)                                 containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer, and

(3)                                 which is payable on demand or at a definite time, and

(4)                                 which is payable to order or bearer.

(T)                                Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, Acceptances, Evidences of Debt,

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Letters of Credit, Withdrawal Orders, documents of title, security agreements, certificates of origin or title, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records, whether recorded in writing or electronically, and tangible items of personal property not hereinbefore enumerated.

(U)                               Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1)                                 a description of the issue of which the Uncertificated Security is a part;

(2)                                 the number of shares or units;

(a)                                 transferred to the registered owner,

(b)                                 pledged by the registered owner to the registered pledgee,

(c)                                  released from pledge by the registered pledgee,

(d)                                 registered in the name of the registered owner on the date of the statement, or

(e)                                  subject to pledge on the date of the statement;

(3)                                 the name and address of the registered owner and registered pledgee;

(4)                                 a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are no such liens, restrictions or adverse claims; and

(5)                                 the date:

(a)                                 on which the transfer of the shares or units to the new registered owner of the shares or units was registered,

(b)                                 on which the pledge of the registered pledges was registered, or

(c)                                  of the statement, if it is a periodic or annual statement.

(V)                               Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

(W)                            Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(X)                               Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer which is:

(1)                                 not represented by an instrument and the transfer of which is registered upon book maintained for that purpose by or on behalf of the issuer,

(2)                                 of a type commonly dealt in on securities exchanges or markets, and

(3)                                 either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(Y)                               Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

EXCLUSIONS

Section 2.

This bond does not cover:

(A)                               loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);

(B)                               loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

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(C)                               loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph will not apply to loss resulting from industrial uses of nuclear energy;

(D)                               loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(E)                                loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(F)                                 loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(G)                               loss of Property while

(1)                                 in the mail, or

(2)                                 in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(H)                              loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E), or (G);

(I)                                   loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)                                 to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger, or

(2)                                 to do damage to the premises or property of the Insured,

except when covered under Insuring Agreements (A) or (F);

(J)                                   potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(K)                               damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(L)                                indirect or consequential loss of any nature;

(M)                            all fees, costs and expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond, except when covered under Insuring Agreements (H) or (I);

(N)                               loss resulting from any violation by the Insured or by any Employee

(1)                                 of any law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon security exchanges or over the counter market, (c) investment companies, or (d) investment advisers, or

(2)                                 of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts which caused such loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

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(O)                               loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(P)                                 damages resulting from any civil, criminal or other legal proceeding in which the Insured is found guilty of engaging in racketeering activity, as defined in 18 United States Code 1961 et seq., as amended, except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A);

(Q)                               loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non- Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(R)                               loss involving Items of Deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreements (A) or (M);

(S)                                 under Insuring Agreement (M), loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the fifty states of the United States of America, the District of Columbia, Puerto Rico, any other territories or possessions of the United States of America, or Canada;

(T)                                loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification or other cards:

(1)                                 in obtaining credit or funds, or

(2)                                 in gaining access to automated mechanical devices which, on behalf of the Inured, disburse Money, accept deposits, cash checks or drafts or similar written instruments or make credit card loans, or

(3)                                 in gaining access to point of sale terminals, customer-bank communication terminals or similar electronic terminals of electronic finds transfer systems,

whether such cards were issued or purport to have been issued by the Insured or anyone other than the Insured, except when covered under Insuring Agreement (A);

(U)                               loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks or drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(V)                               loss resulting directly or indirectly from transactions in a customer’s account, whether or not authorized, except an unlawful withdrawal and conversion of Money, securities or precious metals directly from a customer’s account by an Employee covered under Insuring Agreement (A);

(W)                            loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered under Insuring Agreements (J), (K) or (L) and would be imposed on the Insured regardless of the existence of the contract;

(X)                               loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature or are Counterfeit, altered or otherwise fraudulent and are used as source documentation in the preparation of Electronic Data or are manually keyed into a data terminal;

(Y)                               loss resulting directly or indirectly from mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge affecting a Computer System, failure or breakdown of Electronic Data processing media, or error or omission in programming or processing;

(Z)                                loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of any such customer by a person who had authorized access to the customer’s authentication mechanism;

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(AA)                      loss resulting directly from the theft of confidential information or due to liability imposed upon the Insured as a result of any unlawful disclosure of non-public material information by the Insured or by any Employee or as a result of any Employee having acted upon any such information, whether or not authorized to do so;

(BB)                      loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or by a representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(CC)                      loss of any item of tangible property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured and, in any event, loss of any such property occurring more than sixty (60) days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(DD)                      loss caused directly or indirectly by a partner of the Insured unless the amount of such loss exceeds the financial interest of the Insured in such partner and the Deductible Amount applicable to such loss, and then for the excess only;

(EE)                        loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investment;

(FF)                          loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank or when covered under Insuring Agreements (A) or (E); or

(GG)                      loss resulting directly or indirectly from trading or other dealings in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like, whether or not represented by any indebtedness or balance shown to be due to the Insured on any customer’s account, actual or fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such trading or other dealings, indebtedness or balance, except when covered under Insuring Agreements (D), (E) or (J).

DISCOVERY

Section 3.

This bond applies only to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period will not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability will be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(A)                               the Underwriter will have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

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(B)                               the Underwriter will have no obligation under General Agreement (E) to continue any defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured will assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability will not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7 of the Conditions and Limitations of this bond. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss will not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss will not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum amount payable other than under General Agreement (E) will not exceed the largest applicable Single Loss Limit of Liability or the remaining Aggregate Limit of Liability, whichever is less.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement (E), resulting from

(A)                               any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(B)                               any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(C)                               all acts or omissions other than those specified in (A) and (B) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(D)                               any one casualty or event not specified in (A), (B) or (C) preceding.

NOTICE/PROOF — LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(A)                               At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured must give the Underwriter notice thereof.

(B)                               Within 6 months after such discovery, the Insured must furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(C)                               Lost Certificated Securities listed in a proof of loss must be identified by certificate or bond numbers if such securities were issued therewith.

(D)                               Proof of loss for a claim for loss under Insuring Agreement (J) must include electronic recordings of the fraudulent voice instruction or instructions in question and of any required verification call-backs; provided, that the Insured will not be deprived of coverage under Insuring Agreement (J) if, at the time of the filing of the proof of loss, the Insured is unable to produce such electronic recordings solely because of the failure of the Insured’s electronic recording equipment to audibly record such instructions or call-backs.

(E)                                Proof of loss for a claim for loss under Insuring Agreement (K) must include a copy of the document reproduced by the Telefacsimile Device.

(F)                                 Legal proceedings for the recovery of any loss hereunder may not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss, except that an action or proceeding to recover hereunder on account of any judgment against the Insured in any suit or proceeding mentioned in General Agreement (E), or to recover attorneys’ fees paid in any such suit or proceeding, may be brought no later than 24 months after the date upon which the judgment in such suit or proceeding becomes final.

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(H)                              If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation will be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(I)                                   This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings may be brought hereunder by any one other than the named Insured.

VALUATION

Section 6.

Any loss of Money, or loss payable in Money, will be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange as listed in the Wall Street Journal on the date of the discovery of such loss.

Securities

The Underwriter will settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, will pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured is compelled by the demands of a third party or by market rules to purchase equivalent securities and gives written notice of this to the Underwriter, the cost incurred by the Insured will be deemed to be the value of such securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss will be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value will be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

If, at the insistence of the Underwriter, the Insured or any customer of the Insured becomes principal upon any bonds or gives any undertakings required as a prerequisite to the reissuing or duplicating of any securities for the loss of which the Underwriter is liable under this bond, the Underwriter will become surety upon such bonds or undertakings without premium charge and will indemnify the Insured or such customer against any loss which the Insured or such customer may sustain by reason of having become principal upon any such bonds or having given any such undertakings. The amount of indemnity under this paragraph will not exceed the amount stated in Item 4 of the Declarations for the applicable Insuring Agreement.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter will be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property Other Than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter will not be liable for more than the actual cash value of such Property or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such Property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement will be resolved by arbitration.

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Set-Off

Any loss covered under this bond will be reduced by a set-off consisting of any amount owed to an Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT — SUBROGATION — RECOVERY — COOPERATION

Section 7.

(A)                               In the event of payment under this bond, the Insured will deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(B)                               In the event of payment under this bond, the Underwriter will be subrogated to all of the Insured’s rights of recovery thereof against any person or entity to the extent of such payment.

(C)                               Recoveries, whether effected by the Underwriter or by the Insured, will be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single Loss or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 of the Conditions and Limitations of this bond or recovery from reinsurance and/or indemnity of the Underwriter will not be deemed a recovery as used herein.

(D)                               Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured must

(1)                                 submit to examination by the Underwriter and subscribe to the same under oath, and

(2)                                 produce for the Underwriter’s examination all pertinent records, and

(3)                                 cooperate with the Underwriter in all matters pertaining to the loss.

(E)                                The Insured must execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured may do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8.

With respect to any loss set forth in subsection (c) of the final paragraph of Section 4 of the Conditions and Limitations of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies will not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an insurer other than the Underwriter and terminated, cancelled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, will be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

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OTHER INSURANCE OR INDEMNITY

Section 9.

Coverage afforded hereunder will apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, by any person or entity other than the Insured on property subject to Exclusion (DD) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

ANTI-BUNDLING

Section 10.

If an Insuring Agreement requires that an enumerated type of document be altered or Counterfeit or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself, and not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

OWNERSHIP

Section 11.

This bond will apply only to loss of Property (A) owned by the Insured, (B) held by the Insured in any capacity, or (C) for which the Insured is legally liable. This bond will be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 12.

The Underwriter will be liable hereunder only for the amount by which any single loss, as defined in Section 4 of the Conditions and Limitations of this bond, exceeds the Single Loss Deductible Amount for the Insuring Agreement or coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured must, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter must file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELLATION

Section 13.

This bond terminates as an entirety upon occurrence of any of the following: (A) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (B) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (C) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (D) immediately upon the taking over of the Insured by another institution, or (E) immediately upon exhaustion of the Aggregate Limit of Liability, or (F) immediately upon expiration of the Bond Period.

This bond terminates as to any Employee or any partner, officer or employee of any Processor: (A) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time against the Insured or any other person or entity, whether in the employment of the Insured or otherwise and whether or not of the type covered under Insuring Agreement (A), without prejudice to the loss of any Property then in transit in the custody of such person, or (B) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In addition to and not in limitation of the foregoing paragraph, at least sixty (60) days prior to the effective date of any cancellation of or substantial modification to this bond, whether at the request of the Underwriter or the Insured, the Underwriter will notify the Securities and Exchange Commission in Washington, DC of such

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cancellation or modification; provided, that the failure to provide such notification will not impair or delay the effectiveness of such cancellation or modification.

PREMIUM

Section 14.

The entire premium for this bond will be deemed to have been fully earned as of the inception of the Bond Period.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

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Appendix A

PROPOSED RESOLUTIONS

~ Collective Voting by All Trustees

with a Separate Vote by the Independent Trustees ~

Approval of Joint Fidelity Bond for PNC Funds and PNC Advantage Funds

WHEREAS, it is the finding of the Boards of Trustees (the “Trustees”) of each of PNC Funds, on behalf of each of its portfolio series, and PNC Advantage Funds, on behalf of  its portfolio series (each of the portfolio series of PNC Funds and PNC Advantage Funds are collectively referred to as the “Funds” and individually as a “Fund”), including a majority of the Trustees who are not “interested persons” of the Funds, as such term is defined in the Investment Company Act of 1940 (the “1940 Act”), that the Joint Fidelity Bond between the Funds, underwritten by XL Specialty Insurance Company with an aggregate joint bond limit of $5,000,000 provided at no charge to the Funds (the “Joint Bond”), for the period December 1, 2016  to December 1, 2017, is in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (the “SEC”) under Section 17(g) of the 1940 Act.

NOW THEREFORE BE IT:

RESOLVED, that the form of Joint Insured Bond Agreement between the Funds, in substantially the form presented at this Meeting, be, and hereby is, approved; and

FURTHER RESOLVED, that the amount, type, form and coverage of the Joint Bond be, and it hereby is, approved, confirmed and ratified; and

FURTHER RESOLVED, that the actions taken by management in securing the Joint Bond, including  the appropriate filing of the Joint Bond with the SEC be, and they hereby are, approved; and

FURTHER RESOLVED, that authority is hereby granted to the proper officers of the Funds to further increase the amount of the Joint Bond as deemed necessary, subject to review and ratification by the Trustees at the next regular quarterly meeting; and

FURTHER RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized to make any and all payments, as applicable, and to do any and all other acts, in the name of the Funds and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions; and

FURTHER RESOLVED, that the Secretary of the Funds is hereby directed to:

(1)         File with the SEC within 10 days after receipt of executed the fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Trustees including a majority of the Trustees who are not “interested persons” as that term is defined by the 1940 Act, approving the amount, type, form, and coverage of such bond and the portion of the premium to be paid by the Funds, (iii) a statement showing the amount the Funds would have provided or maintained had it not been named as an insured under a joint insured bond, (iv) a statement as to the period for which the premiums for such bond have been paid, (v) a copy of each agreement between the Funds and all other named insured entered into pursuant to Rule 17g-1(f) under the 1940 Act, and (vi) a copy of any amendment to the Agreement within 10 days after the execution of such amendment;

(2)         File with the SEC, in writing, within five days after the making of a claim under the bond by the Funds, a statement of the nature and amount thereof;

(3)         File with the SEC, in writing, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Funds; and

(4)         Notify by registered mail each Trustee at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and settlement of any claims under the bond by the Funds at any time the filings required under (2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.

AGREEMENT AMONG JOINTLY INSURED PARTIES

THIS AGREEMENT is made as of December 1, 2016 by and among PNC Funds, on behalf of each of its portfolio series, and PNC Advantage Funds, on behalf of each of its portfolio series (each a “Participating Fund,” and collectively, the “Participating Funds”).

WHEREAS, the Participating Funds are to be named as Insured under a Joint Insured Fidelity Bond (the “Bond”) issued to the parties hereto with a term December 1, 2016 to December 1, 2017; and

WHEREAS, the Insured desires to establish (i) criteria by which recoveries under the Bond shall be allocated among parties and in compliance with Rule 17g-1 under the Investment Company Act of 1940 (the “1940 Act”), and (ii) the basis on which additional investment companies for which PNC Capital Advisors, LLC hereafter acts as manager or investment adviser may be added as named Insured under the Bond.

NOW, THEREFORE, it is hereby agreed as follows:

1.             In the event that the claims of loss to two or more Insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, each Participating Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act.

2.             If the Insurer is willing to add as an Insured under the Bond an investment company not listed in the first paragraph of this Agreement for which PNC Capital Advisors, LLC hereafter is manager or investment adviser, and such investment company may be included in the Bond pursuant to Rule 17g-1 under the 1940 Act, the Participating Funds agree that (a) such addition may be made, provided that those directors/trustees of each of the Participating Funds who are not “interested persons” of such Participating Fund shall approve such addition, and (b) such investment company may become a party to this Agreement and be included within the terms “Fund” or “party”, provided that in each case (i) such investment company shall have executed and delivered to the Participating Funds its written agreement to become a party hereto and be bound by the terms of this Agreement, and (ii) the premium paid by each Participating Fund thereafter would be no more than the premium of an individual policy for the Participating Fund and no more than the share of the joint premium based on the relative premiums which would apply to individual policies taken by the jointly insured parties.

3.             The obligations of the Participating Funds under this Agreement are not binding upon any of the directors/trustees or holders of shares or interests of beneficial interest of any such Participating Fund individually, but bind only the respective assets of each Participating Fund.

This Agreement Among Jointly Insured Parties may be executed in two or more counterparts, all of which taken together shall be deemed one and the same instrument.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

PNC FUNDS

PNC ADVANTAGE FUNDS

By:	/s/ Jennifer E. Spratley
Name:	Jennifer E. Spratley
Title:	President of each Participating Fund